March 3, 2006

VIA FEDEX
Howard Efron
Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mail Stop 4561
                     Encompass Holdings, Inc. fka, Nova Communications Ltd. Form 10-KSB for year ended December 31, 2004
                     Form 10-QSB for the quarter ended March 31, 2005
                     File No. 333-82608
Dear Mr. Efron

         On behalf of the referenced registrant, we are responding to your comment letter of July 25, 2005. The registrant responds to your comments in the order in which they appeared in your letter. Enclosed with this letter are the following:

         o Form 10-KSB for the year ended December 31, 2003 and December 31, 2004, respectively, as amended;

         o        Form 10-QSB for quartered March 31, 2005;

         Form 10-KSB/A
         -------------

         Recent Sales of Unregistered Securities
         ---------------------------------------

         1. The 32,000,000 shares of common stock issued to Mr. Owen as reflected on page 6 of the Form 10-KSB incorrectly referred to the number of shares issued prior to the 1-for-100 reverse stock split which occurred on or about October 8, 2004. The reverse stock split reduced the number of shares actually issued to 320,000 shares. The report has been amended on page 11 to reflect the reverse stock split. The registrant's auditors accounted for the issuance of those shares as consisting of 215,000 shares for compensation due for the year ending December 31, 2004 and 105,000 shares of previously accrued but unpaid compensation. Note 3 to the financial statement has been amended to disclose the issuance of those shares.

Howard Efron
Staff Accountant
March 3, 2006
Page 2


         With respect to the disclosure requirements of paragraphs 40 and 41 of SFAS 128 as it relates to the issuance of these shares to Mr. Owen, we have been advised by the registrant's auditors that under paragraph 40 of SFAS 128 the dilutive effect of the issuance of the convertible preferred stock to Mr. Owen was not taken in effect because it would have reduced the registrant's loss per share and therefore would not have been appropriate. With respect to paragraph 41, we are informed that since all of the preferred shares were issued to Mr. Owen during the reporting period covered by the report and no conversions have taken place after the end of the reporting period nor before the issuance of the report, no additional disclosures were required.

         Management's Discussion and Analysis of Financial Condition and Results of Operations.

         2. On page 8 of the enclosed amended 10-KSB, the MD & A has been amended by the addition of the last paragraph to address your comments concerning liquidity and capital resources.

         Financial Statement

         Convertible Notes Payable, Page F-13

         3. The restated audited financial statements for the years ended December 31, 2004 (and 2003) at Notes 5 & 6; restated audited financial statements for the year ended December 31, 2003 (2002) at Notes 4 & 5; and the restated quarterly financial statements for the quarter ended March 31, 2005 reflect the adjustment to account for the beneficial conversion feature of the convertible notes payable.

         Exhibits 31 and 32

         4. Arthur N. Robins has signed the required certifications for the amended reports covered by this letter.

Howard Efron
Staff Accountant
March 3, 2006
Page 3


         Form 10-QSB/A for the quarterly period ended March 31, 2005

         Consolidated Statement of Operations, Page 4

         5. It is the registrant's revenue recognition policy with respect to the sale of dealerships to recognize income when payments are received. The quarterly financial statements in Note 1 disclose the registrant's revenue recognition policy as it pertained to the recognition of revenue upon execution of the dealership agreements. In each instance, the registrant received payment from the dealer upon execution of the agreements in question. The agreements provide that there is no right of return of the dealership payments under any circumstances, including the inability of the registrant to deliver products pursuant to those agreements.

         The registrant's has been advised by its auditors there is no specialized accounting literature regarding revenue recognition of the sale of dealerships.

         Consolidated Notes to Financial Statements

         Note 4-Equipment, Page 8

         6. Note 4 has been amended to disclose that certain equipment had not yet been placed in service. In response to paragraph 11(a) of SFAS No.2, Note 4 took into consideration that the equipment in question is not to be used by the registrant in research and development; rather, the equipment was purchased in anticipation of future manufacturing of the registrant's Xboard(TM) personal watercraft. The registrant will begin depreciating the equipment once placed in service using the straight-line method over the expected future economic life of five years.

         We trust the registrant has been fully response to your comments. Should you have any further questions or comments, please advise.


                               Very truly yours,

                               /s/ ROBERT C. LASKOWSKI

                               Robert C. Laskowski

/rcl
enclosures